Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 333-142279
The following presentation is to be made by members of Quanta Services, Inc.’s management on May 15, 2007.

Additional Information and Where to Find It
     Quanta Services, Inc. (“Quanta”) filed a registration statement on Form S-4, including a joint proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on April 20, 2007 to register the shares to be issued in connection with the proposed acquisition and to obtain approval of the acquisition by Quanta and InfraSource Services, Inc. (“InfraSource”) stockholders. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS WHEN THE SEC DECLARES IT EFFECTIVE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders can obtain free copies of the joint proxy statement/prospectus, as well as other filings of Quanta and InfraSource, at the SEC’s Internet site (http://www.sec.gov).
     The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained free from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Corporate Secretary, Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, Texas 77056.
     The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained free from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to General Counsel, InfraSource Services, Inc., 100 West Sixth Street, Suite 300, Media, Pennsylvania 19063.
Participants in the Solicitation
     Quanta, InfraSource and their respective directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s and InfraSource’s stockholders in connection with the acquisition. Information about Quanta, InfraSource and their respective directors and executive officers and such parties’ ownership of Quanta or InfraSource securities will be contained in the final joint proxy statement/prospectus.

Global E&C/Infrastructure Conference May 15, 2007

Forward-Looking Statement Disclaimer This presentation includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "should," "could," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following: Projected operating or financial results, including those of the combined entity, of Quanta Services, Inc. (Quanta) and InfraSource Services, Inc. (InfraSource); The expected amount and timing of cost savings and operating synergies from the proposed acquisition of InfraSource; Expectations regarding capital expenditures; The effects of competition in our markets; The benefits of the Energy Policy Act of 2005; The economic conditions and expected trends in the industries we serve; and The effects of any other acquisitions and divestitures we may make. Such forward-looking statements are not guarantees of future performance and involve or rely on a number of risks, uncertainties, and assumptions that are difficult to predict or beyond our control. We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements and that any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following: Quarterly variations in our operating results; Beliefs and assumptions about the collectibility of receivables; The inability of our customers to pay for services following a bankruptcy or other financial difficulty; The financial distress of our casualty insurance carrier that may require payment for losses that would otherwise be insured; Liabilities for claims that are not self-insured or for claims that our casualty insurance carrier fails to pay; Potential liabilities relating to occupational health and safety matters; Estimates relating to our use of percentage-of-completion accounting; Our dependence on fixed price contracts and the potential to incur losses with respect to these contracts; Our ability to obtain performance bonds; Cancellation provisions within our contracts and the risk that contracts are not renewed or are replaced on less favorable terms; Risks associated with operating in international markets Potential exposure to environmental liabilities; Requirements relating to governmental regulation and changes thereto; Our ability to continue to meet the requirements of the Sarbanes-Oxley Act of 2002; The cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities; The adverse impact of goodwill impairments; Potential conversion of our outstanding convertible subordinated notes;

Forward-Looking Statement Disclaimer Rapid technological and structural changes that could reduce the demand for the services we provide; Retention of key personnel and qualified employees; The impact of our unionized workforce on our operations and on our ability to complete future acquisitions; Our ability to attract skilled labor and the potential shortage of skilled employees; Our growth outpacing our infrastructure; Our ability to generate internal growth; Our ability to successfully identify, complete and integrate other acquisitions; The adverse impact of goodwill impairments and timing thereof; The potential conversion of our outstanding 4.5% convertible subordinated notes into cash and/or common stock; and The other risks and uncertainties as are described under "Risk Factors" in Quanta's and InfraSource's Form 10-K for the fiscal year ended December 31, 2006, Form 10-Q for the quarter ended March 31, 2007 and registration statement on Form S-4 filed on April 20,2007, and as may be detailed from time to time in Quanta's and InfraSource's other public filings with the Securities and Exchange Commission. All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this presentation. In addition, we do not undertake and expressly disclaim any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this presentation or otherwise. Whether and when the proposed acquisition of InfraSource will be consummated; Failure to achieve anticipated savings and synergies; Failure to receive stockholder or regulatory approvals or to satisfy other conditions to closing of the pending merger with InfraSource as contemplated by the merger agreement or the failure to otherwise consummate the pending merger; Unexpected costs or unexpected liability that may arise from the merger, whether or not consummated; Our ability to effectively integrate the operations of businesses acquired in connection with the proposed acquisition of InfraSource; The effects of purchase accounting, including the determination of amortizable intangibles, on the combined company future operating results; The potential adverse impact to the businesses of Quanta and InfraSource as a result of uncertainty surrounding the pending merger, including the inability to retain key personnel; Adverse changes in economic conditions and trends in the markets served by us or by our customers; Our ability to effectively compete for market share; Estimates and assumptions in determining our financials results; Impact of transaction costs related to the proposed acquisition of InfraSource, whether or not consummated; Potential failure of the Energy Policy Act of 2005 to result in increased spending in the electric power transmission infrastructure;

Company Profile We are a leading provider of specialized contracting services offering end-to-end network solutions Primary network infrastructure services: Repair Maintenance Installation Emergency response Design Electric &n Gas Telecom & Cable TV Ancillary 70 14 16 Ancillary 16% Telecom & Cable TV 14% Electric Power & Gas 70% * For the first quarter ended March 31,2007, revenues were $574.9 million Revenue Breakdown*

Quanta's Nationwide Reach Offices Headquarters Service Territory

John R. Colson 35 Chairman & Chief Executive Officer James H. Haddox 34 Chief Financial Officer John R. Wilson 29 President, Electric Power & Gas Operations Kenneth W. Trawick 32 President, Telecommunications Operations Name/Position Years Experience Experienced Management Operating unit executives have an average of more than 25 years of experience

Review of Specialty Contractors * Frequently referred to as Commercial & Industrial, often includes government entities ? Enterprise Infrastructure* Specialty Contracting Services Market Building Services Utility Infrastructure Dycom MasTec Quanta Mechanical Inside Electrical Cable TV Telecom Electric Power & Gas ? ? Pike ? ? EMCOR IES ? ? ? ? ? ? ? ? ? InfraSource ? ? ?

Quanta is the Largest and Most Diverse Contractor Source: Public filings Dycom revenue breakdown based on 7/31/06 fiscal year end results MasTec and InfraSource revenue breakdowns based on trailing twelve months as of 9/30/06 Pike revenue breakdown based on 6/30/06 year end results Quanta revenue breakdown based on 12/31/06 year end results TTM revenues in $ Millions, as reported

Diverse Customer Base Our 10 largest customers accounted for approximately 37% of first quarter 2007 revenues. No customer accounted for more than 6% of revenues in the first quarter of 2007. I L L I N O I S P O W E R

Proposed Acquisition of InfraSource Services, Inc.

Combines two leading specialty contractors with complementary capabilities Enhances Quanta's resource base, service offerings and geographic reach in growing end markets: Electric power transmission & distribution Telecommunications Natural gas Optimally positions Quanta to take advantage of positive industry trends: Increased transmission spending Utility outsourcing Fiber to the premises Enables both companies' stockholders to share in the combination's significant upside potential, including anticipated synergy realization Expected to be accretive to Quanta's cash EPS in 2008 Transaction Rationale

Transaction Overview

Structure	**Acquisition of InfraSource by Quanta for 100% stock**
Exchange Ratio	**Each InfraSource share exchanged for 1.223 shares of Quanta common stock**
Expected Pro Forma Ownership(1)	**75% - Quanta stockholders** **25% - InfraSource stockholders**
Management	**Chairman & CEO – John R. Colson** **Chief Financial Officer – James H. Haddox**
Board of Directors	**11 Quanta Representatives** **3 InfraSource Representatives (including David Helwig)**
Expected Closing	**Q3 2007**
Approval Process	**Quanta and InfraSource stockholder approvals** **Regulatory and government approvals**
Combined Financials(2)	**Revenue: $3.1 billion** **Adjusted EBITDA(3): $272 million**

(1) Based on fully diluted share count, including options and convertible notes.
(2) Combined financials for the year ended December 31, 2006, excluding synergies.
(3) Refer to Appendix for calculation of adjusted EBITDA, a non-GAAP measure.



QUANTA SERVICES

Merrill Lynch

Complementary Business Mix Combined company will be able to offer a comprehensive portfolio of service offerings to customers, including: Design and Engineering Installation and Maintenance Energized Service and Emergency Restoration InfraSource Quanta Combined Company Transmission Electric Power Natural Gas Telecom / Cable Distribution Substation Transmission Distribution OSP ISP Dark Fiber Leasing Wireless

Combined Services Mix Quanta (1) InfraSource (1) From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. Estimated based on available company data. Revenue = $2,131.0 Million Revenue = $992.3 Million Revenue = $3,123.3 Million Combined (2)

Strong Combined Financial Profile

Enhanced Service Offerings

Quanta Brings …		InfraSource Brings …
– Nationwide T&D services footprint – Leading emergency restoration resources – Proprietary robotic arm and patented energized methodologies – Nationwide telecommunications installation and maintenance capabilities – 12,021 employees[(1)]	+	– Strong T&D capabilities – Substation engineering services – Gas distribution capabilities – Industrial service offerings in the Gulf of Mexico region – Unique dark fiber leasing business – 4,550 employees[(1)]

Enhanced capabilities and resources to customers in more markets

Source: From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. The InfraSource employee number is an average of a range provided in the 10-K.



QUANTA SERVICES

Merrill Lynch

Power Industry Overview

Electric Power & Gas Overview Our unique structure allows us to take on any role Installation, maintenance and repair of: Electric and gas transmission lines of all sizes and configurations, and across all types of terrain Electric and gas distribution networks Design and construction of: Substations, switchyards, metering stations, and compressor stations of all sizes and types Emergency response Ability to quickly mobilize significant numbers of employees for emergency service restoration

Annual Transmission Investment Increasing Source: 1975 - 2003: Actual Expenditures from EEI Annual Property & Plant Capital Investment Survey. 2004 - 2008: EEI Survey of Planned Transmission Investment (May 2005). Longer range Hi/Low Forecasts: EEI Report "Meeting U.S. Transmission Needs" (July 2005). Five Year Expenditure Trends Five Year Expenditure Trends 1999-2003 $18 bil 2004-2008 $28 bil 2009-2013 $34 - $46 bil

The Utility Industry's Aging Workforce The Utility Industry's Aging Workforce Source: S & C Electric Typical Power Delivery Industry Employee Age

Proprietary Technology Exclusive energized capabilities Energized reconductoring enables faster transmission upgrades Linemaster? robotic arm Exclusive, proprietary technology with 7-year patent protection New arm services up to 345 kV Hotstick and barehand techniques Increases efficiency, reliability and safety Continued certification of barehand linemen and instructors Ability to perform maintenance, construction and upgrade services without interrupting power service to utilities' customers

Regulatory Environment Supports Growth Energy Policy Act of 2005 Drives Increased Investment in Infrastructure Establishes minimum standards of reliability Provides federal permitting and siting authority for transmission lines Encourages investment in infrastructure Repeals PUHCA Gas Pipeline Safety Act Stringent pipeline integrity requirements

Telecom and Cable TV Overview

Telecom and Cable TV Overview Fiber-to-the-Premise (FTTP), copper, and coaxial cable Video, data and voice transmission DSL networks and switching systems Broadband over power lines (BPL) Wireless communication towers Residential installation and customer connects for cable TV Industry-wide merger and acquisition activity continues creating new opportunities Universal Mobil Telecommunications System (UMTS) 3G Technologies

Outsourcing Multilevel interest from customers Customer pressure on profitability Seeking decreased cost, increased service and efficiencies Fiber to the premise Regulatory progress RBOCs (Verizon, AT&T) Municipalities Rural telecom customers Government Universal Mobile Telecommunications System (UMTS) Department of Defense build-out: GIG-BE (Global Information Grid Bandwidth Expansion) Legislative progress opens up opportunity for growth Telecom and Cable TV Market Opportunities

Summary Quanta holds a strong market position in the industries we serve History of successful strategy implementation Acquisitions Outsourcing Proprietary Energized Services Markets positively impacted by economic conditions, increased capital spending Quanta is well positioned with the management, services and resources to meet customer requirements when spending returns

Financial Overview

Historical Revenues $ Millions, as reported Utility revenues continue to grow $496 $575

Historical Backlog Data $ Millions, at end of period * Backlog is defined as the amount of work expected to be completed over the next 12 months, including estimates of work under long-term maintenance contracts and new contractual agreements on work that has not yet begun.

Historical Income Statement Data $ millions, as reported Revenues % Growth Gross Profit % Margin SG&A Expenses % Revenues Operating Income Depreciation & Amortization 2004 $1,627 (1%) $181 11% $172 11% 2005 $1,859 14% $257 14% $188 10% $10 $60 $69 $55 (1) 2006 operating income excludes goodwill impairment. See Appendix for reconciliation. 2006 $2,131 $316 $183 $50 $133(1) 15% 15% 8.5% 1Q06 $496 33% $59 12% 42 9% $13 $17 1Q 07 $575 16% $78 14% 9% $13 $28 $50

Adjusted EBITDA Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, goodwill impairment charges and non-cash compensation expenses. See Appendix for reconciliation of charges. $ Millions, at end of period

Strong Balance Sheet

Key Balance Sheet Ratios 12/31/05 12/31/06 3/31/07 Current Ratio 3.2x 3.4x 3.3x Debt to Capitalization 39.1% 38.1% 36.6% Senior Debt to Capitalization 0.8% 0.1% -- Net Debt to Capitalization 17.4% 8.2% 5.0%

Investment Highlights Industry fundamentals support opportunity for significant growth Need to upgrade power transmission and infrastructure Energy Policy Act of 2005 Continued outsourcing by our customers Increased FTTx opportunities Industry leader with national footprint Capability to provide end-to-end solutions Diversified revenue and customer mix Substantial backlog Strong financial profile

Appendices: EBITDA Operating Income

Quanta Adjusted EBITDA Calculation

Reconciliation to Pre-charge Operating Income

Quanta and InfraSource Calculation of Adjusted EBITDA